Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)

16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road

Nankai District, Tianjin, PRC

October 11, 2011

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)

    Form 8-K/A

    Filed June 13, 2011

    Form 10-K for the Fiscal Year Ended December 31, 2010

    File: 333-108715

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Joway Health Industries Group Inc. (formerly G2 Ventures, Inc.) (the “Company”) dated September 30, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 8-K/A Filed June 13, 2011

General

Staff Comment 1. Please note we are unable to clear prior comments three, four, six, and seven until you file an actual amendment with the changes you provided to us supplementally. Also, please note you did not provide us with draft language for comment five of our letter dated August 3, 2011, thus we are unable to determine whether your prospective revisions would be responsive to our comment.

Response: In response to Staff comment five in the letter dated August 3, 2011, the Company will amend the table in the 8-K/A (the “Current Report”) entitled Security Ownership of Certain Beneficial Owners and Management as follows:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our voting securities following the completion of the Reverse Merger described in Items 1.01 and 3.02 of this report by (i) any person or group owning more than 5% of any class of voting securities, (ii) each director, (iii) our chief executive officer and (iv) all executive officers and directors as a group as of October 6, 2010.

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 11, 2011

Name and Address	Number of Shares of Common Stock Beneficially Owned(1)	Percentage Ownership of Shares of Common Stock
Owner of More than 5% of Class
Crystal Globe Limited(4) P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	18,515,426	92.58%

Directors and Executive Officers
Gust C. Kepler(2) 1810 Three Galleria Tower 13155 Noel Road, Dallas, TX 75240	—	—

Jinghe Zhang(3)(5) 16 Floor, 309 Nanjing Road, Nankai District, Tianjin, PRC	18,515,426	92.58%

Yuan Huang(3) 16 Floor, 309 Nanjing Road, Nankai District, Tianjin, PRC	—	—

All directors and executive officers (2 persons)	18,515,426	92.58%

(1)

In determining beneficial ownership of our common stock as of a given date, the number of shares shown includes shares of common stock which may be acquired on exercise of warrants or options or conversion of convertible securities within 60 days of that date. In determining the percent of common stock owned by a person or entity on October 6, 2010, (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares which may be acquired within 60 days on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of common stock outstanding on October 6, 2010 (20,000,000), and (ii) the total number of shares that the beneficial owner may acquire upon conversion of the preferred and on exercise of the warrants and options, subject to limitations on conversion and exercise. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares.

(2)

Gust C. Kepler was our former President, Chief Executive Officer, Chief Financial Officer, Secretary and sole director until his resignation on September 28, 2010 in connection with the sale of 3,300,000 of his shares of common stock to Crystal Globe Limited.

(3)

Jinghe Zhang was appointed our new President, Chief Executive Officer, and sole director and Yuan Huang was appointed our new Chief Financial Officer, Secretary and Treasurer with effect from September 28, 2010.

(4)

On October 1, 2010, G2 Ventures, Dynamic Elite and Crystal Globe entered into and consummated a Share Exchange Agreement. As a result, Crystal Globe holds a total of 18,515,426 shares of Joway Group. As the executive director of Crystal Globe, Mr. Zhang has voting and dispositive control over the shares held by Crystal Globe. Further, in connection with the Reverse Merger and as consideration for entering into the VIE Agreements, Mr. Lionel Evan Liu, the sole shareholder of Crystal Globe, entered into a Call Option Agreement with Mr. Zhang Jinghe, pursuant to which Mr. Zhang Jinghe has the right to purchase up to 99% of the shares of Crystal Globe at an aggregate price equal of $20,000 over the next three years (2011-2013). Consequently, Mr. Zhang will become the indirect beneficial owner of 99% of the shares of the Company held by Crystal Globe over the next three years.

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 11, 2011

(5)

Includes 18,515,426 shares held by Crystal Globe Ltd. Mr. Zhang is the executive director of Crystal Globe and as such has voting and dispositive control over the shares held by Crystal Globe. In addition, Mr. Zhang has entered into a Call Option Agreement with Mr. Liu, the sole shareholder of Crystal Globe, pursuant to which Mr. Zhang has the right to purchase up to 99% of the shares of Crystal Globe (“the Option”); thirty-four percent (34%) of the Option vests on April 2, 2011, and 33% of the Option vests on April 2, 2012 and April 2, 2013, respectively.

Corporate Structure and History, page 4

Staff Comment 2. We note your response to comment one of our letter dated August 3, 2011, and we reissue it. You disclose that Mr. Liu formed Dynamic Elite on June 2, 2010 and Exhibit 10.19 indicates that Mr. Liu formed personally owned all of the shares of Dynamic Elite when it and Mr. Liu entered into the Entrust Agreement with Mr. Zhang. You later disclose that Crystal Globe was formed to hold all of the outstanding shares of Dynamic Elite and that Mr. Zhang was appointed as the executive director of Crystal Globe. Please revise to clarify who owned Dynamic Elite when formed, when Crystal Globe was founded and whether Mr. Liu owned 100% of the Crystal Globe from its inception through the report date of the current report filed on October 7, 2010. Also, please clarify how and when Crystal Globe acquired Dynamic Elite from Mr. Liu and the date that Mr. Zhang was appointed executive director of Crystal Globe. On October 1, 2010, G2 Ventures, Inc. acquired Dynamic Elite by issuing 15,215,426 shares of common stock to Crystal Globe. Thus, Crystal Globe controlled Dynamic Elite through 92% ownership of the outstanding shares of G2 Ventures. You disclose that the Entrust Agreement gave “irrevocable authority to make all business, operating and organizational decisions regarding Dynamic Elite” to Mr. Zhang on page three and effective control of Crystal Globe through his appointment as executive director. Please revise to clarify the references to “effective control” and whether it resulted in the same rights as ownership and what business, operation and organizational powers are still retained by Mr. Liu. For example, please clarify whether Mr. Liu has the power to replace Mr. Zhang as the executive director of Crystal Globe and the effect of such an act on Mr. Zhang’s ability to control Dynamic Elite via the Entrust Agreement. As previously requested, while you state the founders of the companies, you are not clearly stating whether the individuals who formed the companies were also the controlling shareholders at that time and before the transactions described in this section. Lastly, as previously requested please clarify whether Mr. Zhang had any ownership, directly or indirectly, of Crystal Globe and Dynamic Elite before the transactions.

Response: The Company will amend the Current Report to reflect the following:

In 2010, the shareholders of the Joway Group determined to reorganize the Joway Group with the ultimate goal of consummating a reverse merger with a U.S. publicly traded company. To this end, on June 2, 2010, at the request of Mr. Zhang, Mr. Lionel Even Liu founded Dynamic Elite International Limited, a limited liability company under the laws of the British Virgin Islands and on June 18, 2010 Mr. Liu was issued 10,000 shares of Dynamic Elite representing 100% of the issued and outstanding shares. On June 18, 2010 Mr. Liu was appointed a Director of Dynamic Elite and on September 17, 2010 Mr. Zhang was appointed the Executive Director of Dynamic Elite.

On June 2, 2010, Mr. Liu and Mr. Zhang entered into an Entrust Agreement pursuant to which Mr. Liu:

•	Appointed Mr. Zhang as Mr. Liu’s exclusive agent and attorney, with respect to all of his shareholder’s rights and shareholder’s voting rights in Dynamic Elite;

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 11, 2011

•	Granted Mr. Zhang irrevocable authority to operate and manage Dynamic Elite, including the power to appoint directors, legal representatives, and executive and other senior officers;

•	Agreed not to cause the Company to conduct any transaction that would materially affect the assets, obligations, rights or the operations of the Company, without the consent of Mr. Zhang;

•

Agreed not to (i) issue or create any new shares, equity, registered capital, ownership interest, or equity-linked securities, or any options or warrants that are directly convertible into, or exercisable or exchangeable for, shares, equity, registered capital, ownership interest, or equity-linked securities of the Company, or other similar equivalent arrangement; (ii) alter the shareholding structure of the Company; (iii) cancel or otherwise alter the shares held by Mr. Liu; (iv) amend the register of members or the memorandum and articles of association of the Company; (v) liquidate or wind up the Company, or; (vi) act or omit to act in such a way that would effect the interest of shares held by Mr. Liu, without the prior consent of Mr. Zhang; and

•	Waived all rights as a shareholder in Dynamic Elite in favor of Mr. Zhang.

Pursuant to the Entrust Agreement, Mr. Liu transferred to Mr. Zhang all of Mr. Liu’s rights to manage and operate Dynamic Elite as well as all of Mr. Liu’s rights as a shareholder, including the right to vote his shares of Dynamic Elite. Pursuant to the Agreement, Mr. Zhang has the sole and exclusive right to appoint the directors of Dynamic Elite and to manage and operate the company and its business. In addition, Mr. Liu was prohibited from undertaking any transaction affecting the business, assets, operations or securities of the Company without the consent of Mr. Zhang. As a result, Mr. Liu did not retain any operational or organizational control over Dynamic Elite.

On June 18, 2010, Mr. Liu established Crystal Globe Limited, a limited liability company under the laws of the British Virgin Islands and on June 18, 2010 Mr. Liu was issued 10,000 shares of Crystal Globe representing 100% of the issued and outstanding shares. On July 20, 2010, Mr. Zhang was appointed the Executive Director of Crystal Globe and Mr. Liu was appointed a Director of Crystal Globe. On September 18, 2010, Mr. Liu, the sole shareholder of Dynamic Elite, transferred all of the shares of Dynamic Elite to Crystal Globe.

On July 20, 2010, Mr. Liu entered into a Call Option Agreement with Mr. Zhang and Mr. Song, the two shareholders of the Joway Group, pursuant to which Mr. Liu granted Mr. Zhang and Mr. Song the right to purchase up to 100% of the shares of Crystal Globe at an aggregate price equal of $20,000 over the next three years. In addition, the Option Agreement also provides that Mr. Liu shall not dispose any of the shares of Crystal Globe without consent of Mr. Zhang and Mr. Song.

On October 1, 2010, G2 Ventures, Inc., Dynamic Elite and Crystal Globe, the sole shareholder of Dynamic Elite entered into and consummated a Share Exchange Agreement pursuant to which Crystal Globe assigned, transferred, conveyed and delivered 10,000 shares of Dynamic Elite (representing 100% of the issued and outstanding shares) to G2 Ventures in consideration for the issuance to Crystal Globe of 15,215,426 restricted shares of common stock of G2 Ventures (the “Reverse Merger”). As of the date of the Reverse Merger and as of the date of the Current Report on Form 8-K filed with the SEC on October 7, 2010, Mr. Liu was the sole shareholder of Crystal Globe. Except as set forth in the Call Option Agreement and the Entrust Agreement or as otherwise set forth above, Mr. Zhang had no ownership, directly or indirectly, in Crystal Globe and Dynamic Elite before the Reverse Merger.

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 11, 2011

Staff Comment 3. We note your response to comment two of our letter dated August 3, 2011 that the amount of consideration was agreed upon orally between the parties. This would appear to be an oral amendment to the agreements. Please provide a written description of this amendment as an exhibit. For guidance, we direct your attention to Question 146.04 to the Compliance and Disclosure Interpretations, which are found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: With respect to the acquisition of the interests of Chen Jingyun and Wang Aiying in Joway Decoration and Shengtang Trading, respectively, by Tianjin Joway Shengshi Group Co., we will include as exhibits to the Current Report a description of the consideration that was agreed upon orally between the parties as follows:

On July 28, 2010, Wang Aiying and Tianjin Joway Shengshi Group Co., Ltd entered into a Stockholder’s Rights Transfer Agreement pursuant to which Wang Aiying agreed to transfer all of his stockholder rights in Tianjin Oriental Shengtang Import & Export Trading Co., Ltd. to Tianjin Joway Shengshi Group. The parties agreed orally at the time the Agreement was entered into that Tianjin Joway Shengshi would pay Wang Aiying cash in the amount of RMB100,000 as consideration for such transfer.

On July 9, 2010, Chen Jingyun and Tianjin Joway Shengshi Group Co., Ltd entered into a Stockholder’s Rights Transfer Agreement pursuant to which Chen Jingyun agreed to transfer all of his stockholder rights in Tianjin Joway Decoration Engineering Co., Ltd to Tianjin Joway Shengshi Group. The parties agreed orally at the time the Agreement was entered into that Tianjin Joway Shengshi would pay Chen Jingyun cash in the amount of RMB200,000 as consideration for such transfer.

Form 10-K for Fiscal Year Ended December 31, 2010

General

Staff Comment 4. We note your response to comment eight of our letter dated August 3, 2011, and we reissue it. Please revise your annual report any relevant issue noted in our comments above and to comply with the prior comments issued on the Form 8-K. Your draft disclosures for comments three and four of our letter dated August 3, 2011 should be included in your amended Form 10-K. Also, your prospective revisions related to comment five of our letter dated August 3, 2011, along with the appropriate disclosures of Mr. Zhang’s beneficial ownership of Crystal Globe shares, should be included with your amended Form 10-K. Also, please revise to ensure that you remove promotional language that you are unable to support, such as those described in comment seven of our letter date April 13, 2011.

Response: We will revise our Annual Report on Form 10-K for the year ended December 31, 2010 to include all relevant issues noted in the Staff’s comments on the Current Report, including our revised disclosures in response to (i) comments three and four of the Staff’s letter dated August 3, 2011, (ii) comment five of the Staff’s letter dated August 3, 2011 and (iii) comment seven of the Staff’s letter dated April 13, 2011.

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 11, 2011

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 57

Staff Comment 5. We reviewed your response to our prior comment 9. Please provide us with a discussion of the specific roles and responsibilities of your Financial Manager and Chief Financial Officer during their tenure at Tiens Biotech, Inc. In your response, ensure to specifically clarify how each of their roles supported the preparation of that company’s Form 10-K and other periodic reports.

Response: Our Financial Manager served as the Financial Supervisor at Tiens Biotech Group USA Inc. where her primary responsibilities were preparing the company’s financial statements and financial statement footnotes for the Annual Report on Form 10K, quarterly reports on Form 10-Q and other reports.

Our Chief Financial Officer served as Financial Manager at Tiens Biotech Group USA Inc., where he supervised the preparation of the company’s financial statements and footnotes and the conversion of the financial statements and footnotes prepared under PRC GAAP into U.S. GAAP, and reviewed the converted financial statements and footnotes for accuracy.

Staff Comment 6. We reviewed your response to our prior comment 9. For your Financial Manager and Chief Financial Officer, please provide us with (i) where their university education was obtained and (ii) the number of hours of continuing education in U.S. GAAP they have received individually in the last two years.

Response: Our Financial Manager graduated from Tianjin University of Science & Technology with a Master of Financial Management degree. Our Chief Financial Officer graduated from Tianjin University of Finance and Economics with a Master of Accounting degree. Our Chief Financial Officer and Financial Manager have each received at least ten hours per month in continuing education in U.S. GAAP and U.S. financial reporting during the last two years from the Tianjin Institute of PRC Certificated Public Accountants and other sources.

Staff Comment 7. We reviewed your response to our prior comments 9 and 10, noting you have hired an independent accounting firm/consultant to assist you in the preparation of your Form 10-K and internal control evaluation. This appears to be inconsistent with your response to our prior comment 25 in your correspondence dated December 23, 2010, which states that you did not retain an outside accounting firm or consultant to prepare your financial statements or evaluate your internal controls over financial reporting. Please clarify or revise. If this is an accounting firm that was recently hired please tell us:

a) The name and address of the accounting firm or organization;

b) The level of work performed by this firm;

c) When this firm was engaged;

d) Where the work was performed;

e) The qualifications of their employees who performed the services for your company;

f) How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

g) How many hours they spent last year performing these services for your organization; and

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 11, 2011

h) The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: In April, 2011, the Company engaged the accounting firm of Tianjin Fengcheng CPA (“Tianjin”), No. 149, Weijin Road, Tianjin, China to assist the Company in the preparation of its Annual Report on Form 10-K and to assess the effectiveness of the Company’s internal controls. The work was performed at the Company’s offices at No. 2, Baowang Road, Baodi Economic Development Zone, Tianjin, PRC 301800.

Tianjin has been in business for more than twelve years and has extensive experience in assessing, evaluating and designing internal controls over financial reporting. The Tianjin employee supervising the project is a member of the Association of Chartered Certified Accountants (“ACCA”) and is familiar with SOX 404. The other Tianjin employees on the project have PRC CPA certificates and also are familiar with the SOX 404. The project required more than 50 hours to complete.

We paid Tianjin RMB100,000 in connection with the project.

We paid $100,000 to SHERB & CO., LLP, our independent auditor, for work performed in connection with the review of our third quarter financial statements and reports and the audit of our financial statements for fiscal year 2010.

Staff Comment 8. We have reviewed your response to our prior comment 10 noting you have recently hired an officer with auditing and financial background who will follow internal accounting and compliance with Sarbanes-Oxley Act of 2002. Please tell us:

a) What role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;

c) the nature of his or her contractual or other relationship to you;

d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluation effectiveness of internal control over financial reporting.

Response: On August 9, 2011 we entered into an Acceptance Letter with Ms. Xinyi Yang pursuant to which she agreed to serve full-time as the head of the Company’s new internal audit department. Ms. Yang will lead a team composed of employees from different departments to review and evaluate the reliability, effectiveness and integrity of the Company’s internal control systems. As part of her duties, she will assess the effectiveness of the Company’s internal controls over financial reporting and assist the Company in ensuring the reliability of its financial statements.

During her tenure with her former employers, Ms. Yang received training on SOX 404 and U.S. GAAP from KPMG LLP and PricewaterhouseCoopers LLP. In addition, Ms. Yang obtained a certificate of Certified Public Accountant (PRC) in 2005 and became a Certified Internal Auditor in 2009.

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 11, 2011

From July 2008 to August 2011, Ms. Yang served as the internal audit manager at Yingli Green Energy Holding Co., Ltd., a renewable energy company listed on the NYSE. From September 2006 to July 2008, Ms. Yang served as a senior internal control specialist at Tianjin Otis Elevator Co., Ltd. and from July 2002 to September 2006, Ms. Yang was a senior auditor for the accounting firm of Tianjin Wuzhou Sondde.

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in its filings pursuant to the Securities Exchange Act of 1934 and that such filings include the information the Securities Exchange Act of 1934 and all applicable Securities Act rules require.

Sincerely,

/s/ Jinghe Zhang
Jinghe Zhang
Chief Executive Officer

Enclosures

CC:	Alisande Rozynko

  The Crone Law Group